November 12, 2020

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: Daniel Morris

Re:	MultiPlan Corp.
Registration Statement on Form S-1 Initially Filed October 30, 2020
File No. 333-249779

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), MultiPlan Corporation (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1, as amended by Amendment No. 1 thereto, so that it will become effective at 4:30 p.m., Eastern Time, on November 16, 2020, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

Please contact Bill Brentani (650-251-5110) of Simpson Thacher & Bartlett LLP with any questions you may have regarding this request. In addition, please notify Mr. Brentani by telephone when this request for acceleration has been granted.

[Signature Page Follows]

Very truly yours,

MULTIPLAN CORPORATION

By:	/s/ Mark Tabak
Name: Mark Tabak
Title: Chief Executive Officer and Director

cc: Securities and Exchange Commission